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                                                            EXHIBIT 99(a)(1)(ix)

                          AMENDMENT AND SUPPLEMENT TO
                               OFFER TO PURCHASE
                BY TIGER DEALS, INC. AND 3D SYSTEMS CORPORATION

                                                                    May 15, 2001

     3D Systems Corporation and Tiger Deals, Inc. are providing you this amendment and supplement, which we will refer to as the supplement, to our Offer to Purchase, dated as of April 30, 2001, concerning our offer to purchase all the outstanding shares of common stock of DTM Corporation for $5.80 per share in cash. This supplement provides information reflecting changes to the terms of the Agreement and Plan of Merger, dated as of April 2, 2001, and provides additional disclosures with respect to the terms of the offer and the subsequent merger. Terms that we use in this supplement but we have not defined have the same meanings as in the Offer to Purchase.

     The information in the Offer to Purchase is hereby expressly incorporated herein by reference, except as amended and supplemented herein. You should read this supplement together with the Offer to Purchase we filed on April 30, 2001 and subsequently mailed to you.

     1. We amend Section 9 of the Offer to Purchase entitled "Information Concerning Us," which appears on page 19 of the Offer to Purchase, by adding the following paragraph and table immediately following the third paragraph of that section:

          Set forth below is certain selected historical consolidated financial information with respect to 3D Systems Corporation, excerpted from our 10-K and from our unaudited interim consolidated financial statements in our quarterly report on Form 10-Q for the fiscal quarter ended March 30, 2001, each as filed with the SEC pursuant to the Exchange Act. More comprehensive financial information is included in those reports and other documents filed by us with the SEC. The following summary is qualified in its entirety by reference to those reports and other documents along with all of the financial information and notes contained therein.

                             3D SYSTEMS CORPORATION

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                   (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                            THREE MONTHS        YEAR ENDED
                                                               ENDED           DECEMBER 31,
                                                             MARCH 30,      -------------------
                                                                2001          2000       1999
                                                            ------------    --------    -------
                                                            (UNAUDITED)
    INCOME STATEMENT DATA:
      Total sales.........................................    $ 27,903      $109,675    $96,949
      Gross profit........................................      13,204        52,862     40,036
      Income (loss) from operations:
         Basic............................................        0.17          1.04      (0.66)
         Diluted..........................................        0.16          0.96      (0.66)
      Net income (loss) per common share:
         Basic............................................        0.11          0.69      (0.47)
         Diluted..........................................        0.11          0.63      (0.47)
    BALANCE SHEET DATA (AT PERIOD END):
      Current assets......................................    $ 73,544      $ 75,065    $53,101
      Noncurrent assets...................................      36,812        34,832     37,557
      Total Assets........................................     110,356       109,897     90,658
      Current Liabilities.................................      31,309        30,516     21,882
      Noncurrent liabilities..............................       6,419         7,585      9,168
      Total Liabilities...................................      37,728        38,101     31,050

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     2. We amend and restate the first bullet point of the last paragraph of the subsection entitled "The Merger Agreement" in Section 13 of the Offer to Purchase entitled "The Merger Agreement, the Tender and Voting Agreements, the Confidentiality Agreement and the Exclusivity Agreement," which appears on page 33 of the Offer to Purchase, as follows:

     if DTM terminates the merger agreement and enters into an agreement with respect to a superior proposal or we terminate the merger agreement because DTM's board of directors withdraws its recommendation of the offer, DTM will pay us a termination fee equal to $750,000 plus all actual out of pocket expenses but not to exceed $1,500,000 in the aggregate;

     3. We amend the subsection entitled "Antitrust" in Section 15 of the Offer to Purchase entitled "Legal Matters," which appears on page 39 of the Offer to Purchase, by adding the following paragraph immediately following the initial paragraph of that subsection:

          The Antitrust Division of the United States Department of Justice has contacted us seeking information about the offer and the merger. The Antitrust Division has indicated that its inquiry is directed to whether there are likely to be any anticompetitive effects resulting from the transaction. We are cooperating fully with the inquiry.

     4. We amend and restate the subsection entitled "Class Action Lawsuit" in
Section 15 of the Offer to Purchase entitled "Legal Matters," which appears on page 40 of the Offer to Purchase, as follows:

          Class Action Lawsuit. On April 6, 2001, a purported class action lawsuit under the caption Spinner v. Goldstein was filed in the 200th Judicial District Court of Travis County, Austin, Texas, naming as defendants DTM, certain of DTM's directors and 3D Systems Corporation. The complaint was amended on May 2, 2001. The complaint as amended asserts that the $5.80 cash consideration to be paid in the merger is inadequate and does not represent the value of the assets and the future prospects of DTM. The amended complaint also alleges that the individual defendants breached their fiduciary obligations to you in approving the merger agreement and that the tender offer documents distributed to you in connection with the tender offer fail to disclose material information.

          The complaint seeks, among other things, preliminary and permanent injunctive relief prohibiting DTM from consummating the merger, and if the merger is consummated, an order rescinding the merger and awarding damages to the purported class. The complaint also seeks unspecified damages, attorney fees and other relief. The plaintiff has requested document production from DTM and 3D Systems Corporation on an expedited basis. None of the defendants have filed an answer to the complaint. We believe that the allegations against us are without merit and intend to vigorously defend against them.

          We have reached an agreement in principle with the representative of the purported class in this lawsuit, providing for the settlement of the action. The terms of the settlement are not expected to have a material adverse effect on us or otherwise delay the completion of the offer or the merger. In connection with the agreement, the plaintiff has cancelled his request for expedited discovery. At the date of this filing, we have not yet entered into a written agreement embodying the terms of our understanding but expect to do so shortly. We cannot assure you that we will enter into an agreement to settle the class action or that any written agreement entered into to settle the action will reflect the terms of our agreement in principle.

     5. We amend the disclosure in the Offer to Purchase to confirm that all conditions, other than those involving receipt of necessary government approvals, will be satisfied or waived on or before the expiration of the offer.

     As of May 15, 2001, 4,115,944 shares of DTM common stock have been tendered pursuant to offer, representing approximately 53% of the outstanding shares of common stock on a fully diluted basis as of April 26, 2001.

     If you have any questions about the offer, the merger or the information contained in this supplement, you should contact Georgeson Shareholder Communications, Inc., 17 State Street, 10th Floor, New York, New York 10004, telephone (800) 223-2064 or A.G. Edwards & Sons, Inc., One North Jefferson, St. Louis, Missouri 63103, telephone (866) 235-5185.

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